Filed by Plum Acquisition Corp. I

Pursuant to Rule 425 Under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Plum Acquisition Corp. I

Commission File No. 001-40218

EMAIL COVER LETTER FROM ROBERT BAGHERI TO ALL EMPLOYEES

TO:	SAKUU EMPLOYEES
FROM:	Robert Bagheri
DATE:	March 3, 2023
TIME:	7:00 am PDT
SUBJECT:	Important Business Development Update
ATTACHMENT:	Final Press Release PDF via Business Wire

Dear Sakuu team,

We have some exciting news to share about our future.

We announced publicly on March 2, 2023 that we have entered into a definitive business combination agreement with Plum Acquisition Corp. I (Nasdaq: PLMI), a special purpose acquisition company (“SPAC”). SPACs are “blank check” companies that raise money from public market investors and then “merge” with a private operating company to provide the private business with a cash infusion and an alternative track to becoming a public company. We currently expect the transaction to close in the third quarter of 2023. Upon closing of the proposed transaction, the combined company, renamed Sakuu Holdings, Inc. will be a publicly traded company and will be listed on a U.S. national exchange under the ticker symbol “SAKU.” Details are available in our press release.

We have considered various options for raising fresh capital. A SPAC process allows a company to potentially raise a substantial amount of capital while pursuing the path to becoming a public company. We would not be in this position today without the hard work of everyone at Sakuu. Our employees, past and present, have been a huge part of Sakuu’s success and you should be extremely proud of your part in making this possible.

We believe the proposed transaction will significantly enhance our ability to scale our technology and operations and accelerate our growth. It requires a leveling-up in all respects. We must prepare quickly and efficiently for this new chapter as a public company. Becoming a public company necessitates mindfulness of our new status and awareness of both the opportunities and the risks associated with it. This change will demand greater accountability, diligence, and reporting; consistently executing to targets; more formal and deliberate communications and information-sharing; and a higher expectation of behavior both as a company and as individuals therein.

We are therefore ask that you keep laser-focused on the task at hand: exceeding our targets and delivering results. The business combination is subject to customary closing conditions and approvals and we will not receive any capital as a result of the transaction until it closes. For this reason, these next few months are critical to our long-term success, and our goal will need to be to execute with precision unlike ever before.

We’ve always been proud of our transparent culture, and we intend to maintain that to the extent possible, but we are likely not going to be able to share information as freely as we have enjoyed as a private company. We also need you to exercise a great degree of discretion, professionalism, and confidentiality. Yesterday’s news may generate interest from customers, partners, the media, and our shareholders. We will be reaching out to these stakeholders to share this exciting development. We ask that you do not speak publicly about the transaction or Sakuu’s specific business, including on social media (at this stage, sharing, liking, or reposting Sakuu’s social posts is permitted, but please refrain from including added/personal commentary). As we move towards becoming a public company, confidentiality will be important for all of us to uphold. If you receive any inquiries, including from former Sakuu employees, please do not share ANY information, and instead, direct them to press@sakuu.com. Please do not reply to any inquiries, comment to the press, or share any company information outside, even with your friends and family. Not even spouses. This is not an arbitrary ask — it is a legal mandate that we are obligated to follow during this process.

As you can imagine, we cannot predict every change that will be required of us right now. This is an evolutionary process, not a linear or binary one. We expect that there will be bumps along the way and appreciate your patience in advance.

We also realize that you may have a lot of questions. We will continue to communicate with you as things evolve; however, many of the questions we may not be able to answer yet. There will be a lot of public disclosure in the coming weeks and months that you will have access to. There will be many other forms of additional communication.

Please bear with us over the coming months as we work through a very complex process, work to bring it to success, and get the information we need to answer your questions. If these various communications do not answer your question(s), please send your question(s) to questions@sakuu.com. We will consolidate all questions in this account and provide answers as best we can as they become available. We ask that you otherwise do not discuss these topics over email or Slack.

We are beyond thrilled that we’re embarking on this journey together. It wouldn’t be possible without you, and we have faith that you will rise to meet the challenge. Many people have worked extremely hard to make this deal possible, and we want to do a special call out to their extremely long days and nights over the last several months.

We look forward to speaking with you all soon.

Sincerely,

Robert Bagheri

Additional Information and Where to Find It / Non-Solicitation

In connection with the proposed transaction, Plum intends to file a Registration Statement on Form S-4 (the “Registration Statement”) with the SEC, which will include a document that serves as a prospectus and proxy statement of Plum, referred to as a proxy statement/prospectus, and certain related documents, to be used at the meeting of Plum’s stockholders to approve the proposed business combination and related matters. The Registration Statement will be sent to the stockholders of Plum. Plum and Sakuu also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Plum are urged to read the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Plum and Sakuu through the website maintained by the SEC at www.sec.gov.

Participants in Solicitation

Plum and Sakuu and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Plum’s stockholders in connection with the proposed transaction. Information about Plum’s directors and executive officers and their ownership of Plum’s securities is set forth in Plum’s filings with the SEC. To the extent that holdings of Plum’s securities have changed since the amounts printed in Plum’s Registration Statement on Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

These communications do not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Sakuu and Plum. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. These forward-looking statements include, but are not limited to, statements regarding Sakuu’s expected product offerings, Sakuu’s ability to produce its products at a commercial level, the availability of equity or debt financing on acceptable terms, if at all, and the capitalization of Sakuu after giving effect to the proposed Business Combination. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Sakuu’s and Plum’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied upon by any investors as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and are subject to risks and uncertainties that may cause Sakuu’s and Plum’s activities or results to differ significantly from those expressed in any forward-looking statement, including changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the Proposed Business Combination, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect Sakuu or the expected benefits of the Proposed Business Combination; failure to obtain the approval of the equity holders of Sakuu or Plum; failure to realize the anticipated benefits of the Proposed Business Combination; risks related to the rollout of Sakuu’s business and the timing of expected business milestones; the effects of competition on Sakuu’s business; supply shortages in the materials necessary for the production of Sakuu’s products; delays in construction and operation of production facilities; and the amount of redemption requests made by

Plum’s public equity holders. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication. There may be additional risks that neither Sakuu or Plum presently know or that Sakuu and Plum currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of Plum’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, the registration statement on Form S-4 and other documents filed by Plum from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Sakuu and Plum assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Sakuu nor Plum gives any assurance that either Sakuu or Plum will achieve its expectations.